

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2025

Darrell Campbell
Chief Financial Officer
Schneider National, Inc.
3101 South Packerland Drive
Green Bay, Wisconsin 54313

   Re: Schneider National, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2023
     Filed February 23, 2024
     File No. 001-38054

Dear Darrell Campbell:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation